Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: The Travelers Companies, Inc.

Name of person relying on exemption: Trillium Asset Management, LLC

Address of person relying on exemption: One Congress Street, Suite 3101, Boston, MA 02114

The attached written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934.

April 19, 2024

The Travelers Companies, Inc. (NYSE:TRV)

Item 6: Human Rights Risk Report

Trillium ESG Global Equity Fund seeks your support for Item 6 on the 2024 proxy statement of The Travelers Companies (“Travelers” or “the Company”). The proposal requests that the Company publish a report describing how human rights risks and impacts are evaluated and incorporated in the underwriting process, with an emphasis on Free, Prior, and Informed Consent as articulated in the United Nations Declaration on the Rights of Indigenous Peoples.

The purpose of such a report is to identify the potential human rights risks and impacts that may be present in a company’s business operations.

Support for this proposal is warranted because Travelers’ existing disclosures are insufficient to address whether and to what extent the Company is exposed to human rights risk and impacts. Travelers’ conclusion that a report is unnecessary is not justified by the arguments presented in the Opposition Statement. Without a report, Travelers lacks the evidence to provide the assurance that it has “de minimis, if any” exposure to human rights risk.

Travelers is already the subject of human rights-related requests and inquiries from various stakeholders, including lawmakers and Indigenous communities. For example, the Gwich’in people native to Alaska and Canada have engaged Travelers since 2020, asking that the Company commit to not insuring oil and gas activities in the Arctic National Wildlife Refuge (ANWR).

Insurance industry peers such as Chubb, AXIS Capital, and Swiss Re have begun integrating FPIC into risk frameworks and policies. Compared to such peers, Travelers lacks the disclosure that shareholders seek as investors place a greater emphasis on integrating climate and social risk into investment analysis.

Without a better inventory of its potential human rights risks and impacts, the Company may contribute to human rights violations and may face reputational damage, community dissent, and other losses related to its insureds.

As such, we urge you to vote FOR Item 6 requesting that the company publish a report on human rights risks and impacts.

RATIONALE FOR VOTING FOR ITEM 6:

1.	The insurance industry has an important role in upholding human rights.

Human rights risk is a material topic to the insurance industry and has been recognized as such by Chief Risk Officers of large multi-national insurance companies.1 Insureds’ projects may involve human rights impacts and insureds’ staff may be held responsible for such impacts. For example, an insurance company may provide construction insurance to a company implicated in the forced resettlement of local communities, or provide directors’ and officers’ liability insurance to a mining company implicated in the inappropriate use of force to protect its facilities.2 Importantly, other industries’ activities with potential human rights implications cannot commence without insurance due to the high risk involved or because of regulatory requirements – highlighting the fact that the insurance industry is involved in the overall value chain of human rights impacts.3

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1 https://www.thecroforum.org/wp-content/uploads/2014/11/human-rights-and-corporate-insurance-november-2014-2.pdf

2 Ibid.

3 https://cdn2.assets-servd.host/shareaction-api/production/resources/reports/Insurance-Benchmark.pdf

One particular risk under the umbrella of human rights is Indigenous peoples’ rights risk. Established in 2007, the United Nations Declaration on the Rights of Indigenous Peoples (UNDRIP) establishes that Indigenous peoples have the right to Free, Prior, and Informed Consent (FPIC). The international framework states that Indigenous peoples may give or withhold their consent to activities on Indigenous lands, and such consent must be given voluntarily by the Indigenous people(s) absent of coercion, intimidation, or manipulation, after sufficient information is provided, and before activities are authorized or commenced.4

Historically, there have been significant, documented violations of the failure to respect Indigenous peoples’ rights.5 In 2022, the United Nations Committee on the Elimination of Racial Discrimination formally reviewed the U.S. and concluded that the U.S. has overwhelmingly failed to implement FPIC, leading to a disproportionate impact on Indigenous communities.6

No one entity is responsible for ensuring FPIC or that human rights are upheld – it is a continuous process involving various actors in the economic system. Insurance companies, at a minimum, should ensure insureds’ projects are appropriately managing human rights risks. Improperly managing human rights risks may lead to instances where there are disrupted operations, delayed projects, financial losses, legal challenges, and reputational damage for both the insured(s) and the insurer. Undertaking a human rights risk report would help Travelers clarify where it may have the greatest risks and impacts to help the Company avoid negative consequences.

2.	Travelers may be exposed to human rights risk in its largest operating segment and is already experiencing controversy.

In its Opposition Statement, Travelers asserts that that the company is “almost never exposed to human rights risk.” Without substantiation, that statement provides neither assurance nor utility to investors – and contrary to Travelers’ belief, the Company may be exposed to risk that it is currently under-appraising.

The Business Insurance segment, at $20.4 billion in net written premiums in 2023, is Travelers’ largest business segment and offers property, casualty, and general liability insurance products and services to a variety of customers. One business line potentially involving human rights risk for Travelers may be its Renewable and Alternative Energy Insurance, which includes insurance cover for onshore wind power, offshore wind power, ground-mount solar, rooftop solar, bioenergy operations, and battery energy storage systems. The proliferation of alternative energy sources has ushered in an increased demand for minerals and metals for such technologies. Importantly, more than 50% of the known energy transition minerals and metals reserves are on Indigenous lands throughout the world.7 The negative environmental and social externalities to Indigenous communities in the transition to alternative energy sources are well-documented.8

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4 https://www.ihrb.org/explainers/what-is-free-prior-and-informed-consent-fpic

5 https://www.culturalsurvival.org/sites/default/files/Joint%20Alternative%20Report%20Submission%20-%20Transition%20Minerals%20and%20Indigenous%20Peoples%20-%20U.S.%20Review%20%282022%29%20%281%29.pdf

6 https://www.colorado.edu/program/fpw/2022/10/06/perpetuating-rights-violations-overarching-fpic-failure-un-cerd-review-us-gave

7 https://www.nature.com/articles/s41893-022-00994-6

8 https://www.culturalsurvival.org/sites/default/files/Joint%20Alternative%20Report%20Submission%20-%20Transition%20Minerals%20and%20Indigenous%20Peoples%20-%20U.S.%20Review%20%282022%29%20%281%29.pdf

Furthermore, Travelers is already facing controversy related to human rights. Since 2020, the Gwich’in have asked banks and insurers to not engage in business for oil and gas development in the Arctic National Wildlife Refuge (ANWR). The Gwich’in, an Indigenous people of Alaska and Canada, have important cultural, spiritual, and subsistence ties to the land. At least 14 international insurers and 29 global banks, including the major U.S. banks, have already restricted underwriting, insuring, or re-insuring oil and gas drilling in the ANWR given the potential climate and social risks.9 However, Travelers has not meaningfully engaged with the Gwich’in or Indigenous organizations despite multiple requests from the Gwich’in and opportunities offered by Trillium to learn more about Indigenous rights risks.

Currently, investors are unable to determine where Travelers may have a higher exposure to human rights risks and what prevention and mitigation plans exist, if any. Travelers asserts that it has no exposure to human rights risks, without evidence, when its business involvements suggest that the Company may have exposure. Therefore, we believe issuing a human rights risk report is warranted to further assess and understand potential areas of risk.

3.	Compared to peers, the information provided by Travelers in its Opposition Statement and other disclosures is insufficient for investors to determine how and whether Travelers is effectively managing its human rights risk.

Travelers argues that the Company provides disclosures regarding its commitment and actions relating to human rights and that producing a report regarding human rights would be an unjustified use of management time and corporate resources. However, we believe the information currently provided is insufficient to fulfill the objective of the proposal, which is greater clarity and detail regarding how human rights risks and impacts, with an emphasis on FPIC, are integrated.

Compared to certain industry peers’ human rights risks policies and reports that are more robust, Travelers’ disclosures are vague and make no reference to specific human rights risks such as FPIC. Neither Travelers’ Human Rights Policy, Sustainability Report, Task Force on Climate-Related Disclosures Report, nor Sustainability Accounting Standards Board report provide information on the management of FPIC risk. In Travelers’ Human Rights Statement, there is little information on how these activities are carried out – for example, which kinds of human rights, the specific processes used for ensuring compliance.

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9 https://ourarcticrefuge.org/gsc-and-240-allied-organizations-urge-u-s-insurance-companies-to-meet-the-moment-with-policy-to-protect-the-arctic-refuge/

On the other hand, insurance industry peers such as Chubb, AXIS Capital, and Swiss Re have integrated FPIC into their human rights and risk policies and frameworks and offer examples of how Travelers could potentially improve the Company’s frameworks and disclosures:

Chubb states in its Human Rights Policy: “…from time to time we receive requests regarding the application of Free Prior and Informed Consent (FPIC) in the underwriting process. We recognize that our association with the activities of certain insureds could carry reputational risks if our insureds are perceived to be violating human rights in their day-to-day activities.”10

AXIS Capital explicitly states in its Human Rights Policy that “[AXIS Capital expects] insureds to respect and observe the right to Free, Prior, and Informed Consent “FPIC” in accordance with the United Nations Declaration on the Rights of Indigenous Peoples, and it is our policy to not provide insurance coverage on projects undertaken on indigenous territories without FPIC.”11

Swiss Re states: “For direct or facultative re/insurance transactions, Swiss Re does not support activities that severely and systematically violate human rights of local communities or specific groups of people (eg Indigenous Peoples, minorities defined as per the UN Minorities Declaration). These violations can include, but are not limited to, the right of free, prior, and informed consent for Indigenous Peoples (FPIC).”12

Travelers fails to provide investors with comparable policies and frameworks – denying investors the relevant information necessary to understand how the Company is managing human rights risk and to conduct their own investment due diligence. At the same time, there are several best practice examples that the Company could follow if it begins reporting. The insufficient information provided by Travelers further indicates that a human rights risk report would be additive to existing materials.

4.	Issuing a human rights risk report may support Travelers in meeting stakeholder expectations – including inquiries from Congress.

Travelers alleges that “the proposal would negatively impact customers, communities, and the effective operation of insurance markets” and that human rights issues are not predictive of risk. We believe statements of such certainty require substantial evidence, which Travelers does not provide. Furthermore, there is no documented evidence that insurance companies’ abilities to compete in the market have been affected by issuing human rights risk reports.

On the contrary, issuing a human rights risk report may support the Company in meeting stakeholders’ expectations and serving their customers and communities.

For example, lawmakers have expressed interest in understanding how Travelers is upholding its human rights obligations. In June 2023, the U.S. Senate Budget Committee launched an investigation into large insurers’ climate risk, including Travelers.13 As a part of this investigation, the Committee also inquired about the companies’ integration of FPIC considerations into their business operations.

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10 https://s201.q4cdn.com/471466897/files/doc_financials/2024/ar/Chubb-2023-Sustainability-Report_4-1-24_FINAL.pdf

11 https://www.axiscapital.com/docs/default-source/about-axis/axis-capital-human-rights-policy.pdf

12 https://www.swissre.com/dam/jcr:52d75760-2c43-4d96-be2f-0514382ac51a/2023-sustainability-report-en.pdf

13 https://www.budget.senate.gov/chairman/newsroom/press/budget-committee-launches-investigation-into-major-insurance-companies-climate-risk-evaluation-fossil-fuel-support-

Furthermore, integrating human rights risk into the underwriting process does not only cover pricing. Once Travelers understands which human rights impacts and risks it may be exposed to, the Company could take a number of steps to support effective underwriting and better serve its customers and communities, which may or may not involve pricing. For example, Travelers could potentially create processes around uncovering and mitigating human rights risks and train underwriters and brokers to consider such risks in business practices.

We believe implementing the proposal would indeed lead to a better understanding of potential human rights risks and impacts, which may help Travelers in better meeting stakeholder expectations and operating in the insurance market.

Conclusion:

Travelers’ existing disclosures are insufficient for investors to determine whether and to what extent the Company is effectively integrating human rights impacts and risks into its underwriting policies and practices. A human rights risk report examining such factors would provide the information that investors need for their own human rights due diligence and act as the first step in identifying potential instances of human rights violations that the company may be implicated in.

For the reasons above, we urge you to vote FOR Item 6 requesting that the Company publish a human rights risk report.

IMPORTANT NOTICE: The views expressed are those of the authors as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED.

Please execute and return your proxy card according to The Travelers Companies, Inc. instructions.